SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                       Amendment No. 1 to

                           FORM T-3


          FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                          CAI WIRELESS SYSTEMS, INC.
                              (Name of applicant)

                         18 Corporate Woods Boulevard
                                  Third Floor
                            Albany, New York 12211
                   (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
           TITLE OF CLASS                   AMOUNT

             13% Senior Notes               $212,909,624
                   due 2004

Approximate date of proposed public offering: On or promptly after the Consummation Date (as defined in the Joint Reorganization Plan of CAI Wireless Systems, Inc. and Philadelphia Choice Television, Inc., dated June 30, 1998, as modified on September 9, 1998).


Name and address of agent for service: Jared E. Abbruzzese, Chief Executive Officer, CAI Wireless Systems, Inc., 18 Corporate Woods Boulevard, Third Floor, Albany, New York 12211.


The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

                                    GENERAL

1.   GENERAL INFORMATION.  FURNISH THE FOLLOWING AS TO THE APPLICANT:

    a.   Form of organization:  A corporation.

    b.    State  or  other  sovereign  power under the laws of which organized:
    Connecticut

2.   SECURITIES ACT EXEMPTION APPLICABLE.   STATE BRIEFLY THE FACTS RELIED UPON
BY THE APPLICANT AS A BASIS FOR THE CLAIM THAT REGISTRATION OF THE INDENTURE SECURITIES UNDER THE SECURITIES ACT OF 1933 IS NOT REQUIRED.

     On July 30, 1998 (the "Filing Date"), the applicant, CAI Wireless Systems, Inc. (the "Company" or the "Debtor"), together with its wholly-owned subsidiary, Philadelphia Choice Television, Inc., a Delaware corporation ("PCT"), commenced a jointly administered case under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. sections 101-1330, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Since the Filing Date, the Debtor has continued to operate as a debtor-in-possession subject to the supervision of the Bankruptcy Court in accordance with the Bankruptcy Code.

     The Company proposes to issue, as part of the Joint Reorganization Plan of CAI Wireless Systems, Inc. and Philadelphia Choice Television, Inc., dated June 30, 1998, as modified on September 9, 1998 (the "Plan"), pursuant to section 1121(a) of the Bankruptcy Code, up to $212,908,624 of its 13% Senior Notes due 2004 (the "Senior Notes"). The Senior Notes will be issued to discharge, in part, claims of certain existing creditors in the bankruptcy proceedings described below.

     The Senior Notes are proposed to be issued in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in section 1145(a)(1) of the Bankruptcy Code. Section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and state law. Under section 1145, the issuance of securities is exempt from registration if three principal requirements are satisfied: (1) the securities are issued by a debtor, its successor, or an affiliate participating in a joint plan with the debtor (provided that such entity is not an underwriter as defined in section 1145(b) of the Bankruptcy Code) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities are issued entirely in exchange for the recipients' claims against or interests in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or property.


The Company believes that the issuance of the Senior Notes under the indenture to be entered into by the Company and State Street Bank and Trust Company, as Trustee (the "Indenture") to holders of prepetition senior notes under the Plan will satisfy all three conditions of section 1145 of the Bankruptcy Code because (a) the issuances are expressly contemplated under the Plan as part of the reorganization; (b) the recipients are holders of "claims" against the Debtor; and (c) the recipients would obtain the Senior Notes in exchange for their claims.

                                 AFFILIATIONS

3. AFFILIATES. FURNISH A LIST OR DIAGRAM OF ALL AFFILIATES OF THE APPLICANT AND INDICATE THE RESPECTIVE PERCENTAGES OF VOTING SECURITIES OR OTHER BASES OF CONTROL.

                           AS OF SEPTEMBER 15, 1998:

(i)  The Company owns 100% of the voting securities of the following entities:

AMI License Corp.                                     Atlantic Microsystems, Inc.
Baltimore Choice Television, Inc.                     Buffalo Choice Television, Inc.
CAI/AMI Spectrum Management, Inc.                     CAI CT Holdings Corp.
CAI Data Systems, Inc.                                CAI Development, Inc.
CAI Satellite Communications, Inc.                    CAI Wireless Internet, Inc.
Chenango Associates, Inc.                             Commonwealth Choice Television, Inc.
Communications Transport, Inc.                        Connecticut Choice Television, Inc.
Eastern New England TV, Inc.                          Greater Albany Wireless Systems, Inc.
Greensboro Choice Television, Inc.                    Hampton Roads Wireless, Inc.
Housatonic Wireless, Inc.                             Long Island Choice Television, Inc.
Memphis Choice Television, Inc.                       MMDS Satellite Ventures, Inc.
New York Choice Television, Inc.                      Niskayuna Associates, Inc.
Onondaga Wireless, Inc.                               Onteo Associates, Inc.
Philadelphia Choice Television, Inc.                  Pittsburgh Choice Television, Inc.
Rochester Choice Television, Inc.                     Springfield Choice Television, Inc.
Springfield License, Inc.                             Syracuse Choice Television, Inc.
Washington Choice Television, Inc.                    Winston-Salem Choice Television, Inc.

(II) ATLANTIC MICROSYSTEMS, INC., A CORPORATION 100% OF THE VOTING SECURITIES OF WHICH ARE OWNED BY THE COMPANY, OWNS 100% OF THE VOTING SECURITIES OF THE FOLLOWING ENTITIES:

Baltimore License, Inc.                               Buffalo License, Inc.
Commonwealth License, Inc.                            Connecticut License, Inc.
Eastern New England License, Inc.                     Greater Albany License, Inc.
Greensboro License, Inc.                              Hampton Roads License, Inc.
Long Island License, Inc.                             Memphis License, Inc.
New York License, Inc.                                PC License, Inc.
Pittsburgh License, Inc.                              Rochester License, Inc.
Syracuse License, Inc.                                Washington License, Inc.
Winston Choice License, Inc.

(III) THE COMPANY OWNS APPROXIMATELY 60% OF THE VOTING SECURITIES OF CS WIRELESS SYSTEMS, INC., A DELAWARE CORPORATION.

                           AS OF CONSUMMATION DATE:

     On the Consummation Date, (a) the holders of prepetition debt of the Debtor evidenced by the Debtor's (i) $275,000,000 aggregate principal amount of 12.25% Senior Notes due 2002 (the "Old Senior Notes"), (ii) 12% Subordinated
Note in the principal amount of $30,000,000 due October 1, 2005 (the "12% Subordinated Note"), and (iii) subordinated promissory notes in the aggregate principal amount of $2,793,000 due September 29, 2000, and (b) the purchasers of post-petition debt of CAI (the "Exit Facility") evidenced by CAI's (i) $30,000,000 aggregate principal amount of 10.5% Senior Secured A Notes due 2000, and (ii) $50,000,000 aggregate principal amount of 13% Senior Secured B Notes, will own all of the originally issued shares of common stock of the reorganized Company.

     Merrill Lynch Global Allocation Fund, Inc. ("MLGAF"), the holder of approximately $94,025,000 principal amount of Old Senior Notes and the 12% Subordinated Note, will receive approximately 39% of the common stock issued by the reorganized Company under the Plan. MLGAF has indicated to the Company that it will provide the full amount of the Exit Facility, subject to the participation in such credit facility of other current holders of Senior Notes, which participation has not yet been determined. MLGAF and any other participant in the Exit Facility will receive additional shares of common stock of the reorganized Company. It is not practicable at this time to identify the number of shares of common stock of the reorganized Company that will be issued to MLGAF and such other Exit Facility participants, if any, until the level of such participation is definitively determined. Additionally, in connection with and as contemplated by the Plan, the Company will cause each of CAI Data Systems, Inc., CAI Satellite Communications, Inc. and MMDS Satellite Ventures, Inc. (collectively, the "Satellite Entities") to issue 1,000 shares of common stock of each entity to Haig Capital LLC, such that, upon such issuances, each of the Company and Haig Capital LLC will own 50% of each of the Satellite Entities. Except as described in this paragraph, it is not anticipated that the Company's affiliations will change as of the Consummation Date.


                            MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. LIST THE NAMES AND COMPLETE MAILING ADDRESSES OF ALL DIRECTORS AND EXECUTIVE OFFICERS OF THE APPLICANT AND ALL PERSONS CHOSEN TO BECOME DIRECTORS OR EXECUTIVE OFFICERS. INDICATE ALL OFFICES WITH THE APPLICANT HELD OR TO BE HELD BY EACH PERSON NAMED.

                           AS OF SEPTEMBER 15, 1998:


     NAME                          ADDRESS                                  OFFICE

Jared E. Abbruzzese           CAI Wireless Systems, Inc.               Chairman, Chief Executive
                              18 Corporate Woods Blvd., 3{rd} Floor    Officer and Director
                              Albany, NY 12211

John J. Prisco                CAI Wireless Systems, Inc.               President, Chief Operating
                              101 Ponds Edge Drive, Suite 300          Officer and Director
                              Chadds Ford, PA 19317

James P. Ashman               CAI Wireless Systems, Inc.               Executive Vice President,
                              18 Corporate Woods Blvd., 3{rd} Floor    Chief Financial Officer and
                              Albany, NY 12211                         Director

Arthur J. Miller              CAI Wireless Systems, Inc.               Vice President and Controller
                              101 Ponds Edge Drive, Suite 300
                              Chadds Ford, PA 19317

Arthur C. Belanger            Three Bates Court                        Director
                              Williamsburg, VA  23188

George M. Williams            CAI Wireless Systems, Inc.               Director, Secretary and
                              18 Corporate Woods Blvd., 3{rd} Floor    Treasurer
                              Albany, NY 12211

Harold A. Bouton              1831 Bobolink Lane                       Director
                              Charlotte, NC 28226

David M. Tallcott             Three Loudonwood East                    Director
                              Loudonville, NY  12211

Robert D. Happ                20 Old Road                              Director
                              Weston, MA 02193

Gerald Stevens-Kittner        CAI Wireless Systems, Inc.               Senior Vice President -
                              2101 Wilson Boulevard, Suite 100         Spectrum Management
                              Arlington, VA 22201

Bruce W. Kostreski            CAI Wireless Systems, Inc.               Senior Vice President -
                              2101 Wilson Boulevard, Suite 100         Engineering and Chief Technical
                              Arlington, VA 22201                      Officer

                           AS OF CONSUMMATION DATE:

     The following persons have been proposed by the Company to serve as directors of the reorganized Company as of the Consummation Date:


     NAME                          ADDRESS                                  OFFICE

Jared E. Abbruzzese           CAI Wireless Systems, Inc.               Chairman, Chief Executive
                              18 Corporate Woods Blvd., 3{rd} Floor Officer and Director
                              Albany, NY 12211

Harold A. Bouton              1831 Bobolink Lane                       Director
                              Charlotte, NC 28226

David M. Tallcott             Three Loudonwood East                    Director
                              Loudonville, NY  12211

Robert D. Happ                20 Old Road                              Director
                              Weston, MA 02193

C. Vernon Fotheringham        14680 NE N Woodlinville Way              Director
                              Suite 100
                              Woodlin, WA 98072

Paul Albert                   135 Main Street                          Director
                              South Salem, NY 10590

John Newman                   One First Canadian Place                 Director
                              Suite 6330, P.O. Box 62
                              Toronto Ontario M5X 1B1

     The executive officers of the Company serving in such capacity prior to the Consummation Date are expected to remain in such capacity from and after the Consummation Date.


5. PRINCIPAL OWNERS OF VOTING SECURITIES. FURNISH THE FOLLOWING INFORMATION AS TO EACH PERSON OWNING 10 PERCENT OR MORE OF THE VOTING SECURITIES OF THE APPLICANT.

                           AS OF SEPTEMBER 15, 1998:

     The Company is not aware of any person owning 10% or more of the voting securities of the Company.

                           AS OF CONSUMMATION DATE:

     On the Consummation Date, (a) the holders of prepetition debt of the Debtor evidenced by CAI's (i) the Old Senior Notes, (ii) the 12% Subordinated Note, and (iii) subordinated promissory notes in the aggregate principal amount of $2,793,000 due September 29, 2000, and (b) the purchasers of the Exit Facility will own all of the originally issued shares of common stock of the reorganized Company. In anticipation thereof, the Company furnishes the following information as to each person owning 10% or more of the voting securities of the reorganized Company as of the Consummation Date:

     Name and Complete                                                                  Percentage of Voting
       MAILING ADDRESS             TITLE OF CLASS OWNED       AMOUNT OWNED(1)           SECURITIES OWNED(1)
Merrill Lynch Global
  Allocation Fund, Inc.
800 Scudders Mill Road
Plainsboro, NJ 08536               Common Stock               5,901,915(2)               39%(2)

__________________
(1) The Amount Owned and Percentage of Voting Securities Owned is based upon the original issuance of 15,000,000 shares of common stock by the reorganized Company on the Consummation Date. The originally issued shares are subject to dilution by shares of common stock of the reorganized Company (i) reserved for issuance upon the exercise of certain stock options granted to key employees of the reorganized Company, (ii) reserved for issuance upon the exercise of warrants issued to BT Alex. Brown Incorporated, the Company's financial advisor, for prepetition services rendered to the Company, and (iii) issued to the purchasers of the Exit Facility.
(2) The Amount Owned and Percentage of Voting Securities Owned identified for MLGAF relates solely to the shares of common stock of the reorganized Company received by MLGAF in exchange for the MLGAF's claims against or interests in the Company derived from MLGAF's ownership of Old Senior Notes and the 12% Subordinated Note. MLGAF has indicated to the Company that it will provide the full amount of the Exit Facility, subject to the participation in such credit facility of other current holders of Senior Notes, which participation has not yet been determined. MLGAF and any other participant in the Exit Facility will receive additional shares of common stock of the reorganized Company. It is not practicable at this time to identify the number of shares of common stock of the reorganized Company that will be issued to MLGAF and such other Exit Facility participants, if any, until the level of such participation is definitively determined.

                                 UNDERWRITERS

6. UNDERWRITERS. GIVE THE NAME AND COMPLETE MAILING ADDRESS OF (A) EACH PERSON WHO, WITHIN THREE YEARS PRIOR TO THE DATE OF FILING THE APPLICATION, ACTED AS AN UNDERWRITER OF ANY SECURITIES OF THE OBLIGOR WHICH WERE OUTSTANDING ON THE DATE OF FILING THE APPLICATION, AND (B) EACH PROPOSED PRINCIPAL UNDERWRITER OF THE SECURITIES PROPOSED TO BE OFFERED. AS TO EACH PERSON SPECIFIED IN (A), GIVE THE TITLE OF EACH CLASS OF SECURITIES UNDERWRITTEN.

(A)  Smith Barney Inc., 388 Greenwich Street, New York, NY 10013
     Gerard Klauer Mattison & Co., LLC, 529 Fifth Avenue, New York, NY 10017 Donaldson, Lufkin & Jenrette Securities Corporation, 277 Park Avenue, New York, NY 10172

     Each of the above served as an underwriter for the Company's issuance in September 1995 of its 12.25% Senior Notes due 2002.

(B)  None


                              CAPITAL SECURITIES

7.    CAPITALIZATION.   (A)  FURNISH  THE  FOLLOWING  INFORMATION  AS  TO  EACH
AUTHORIZED CLASS OF SECURITIES OF THE APPLICANT.

                           AS OF SEPTEMBER 15, 1998:

     TITLE OF CLASS                      AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
Common Stock, no par value               100,000,000 shares                  40,543,039 shares

14% Senior Convertible Preferred         15,000 shares                       None
Stock, $10,000 par value

Cumulative Voting Preferred Stock,       5,000,000 shares                    None
no par value

12.25% Senior Notes due 2002             $275,000,000                        $275,000,000


                           AS OF CONSUMMATION DATE:

     TITLE OF CLASS                      AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
Common Stock, $.01 par value             25,000,000 shares                   15,000,000 shares(1)
Preferred Stock, $0.01 par value         5,000,000 shares                    None
13% Senior Notes due 2004                $212,909,624                        $212,909,624

_______________
(1) Does not include shares of common stock of the reorganized Company issuable in connection with the Exit Facility on the Consummation Date or shares of common stock of the reorganized Company that are reserved for issuance upon the exercise of options issued and outstanding on the Consummation Date.


(B) GIVE A BRIEF OUTLINE OF THE VOTING RIGHTS OF EACH CLASS OF VOTING SECURITIES REFERRED TO IN PARAGRAPH (A) ABOVE.

                           AS OF SEPTEMBER 15, 1998:

     With respect to the voting rights of the common stock of the Company, each holder of a share of such common stock is entitled to one vote on all matters on which such stockholders are entitled to vote.

                           AS OF CONSUMMATION DATE:

     With respect to the voting rights of the common stock of the Company, each holder of a share of such common stock will be entitled to one vote on all matters on which such shareholders are entitled to vote.

                             INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. INSERT AT THIS POINT THE ANALYSIS OF INDENTURE PROVISIONS REQUIRED UNDER SECTION 305(A)(2) OF THE ACT.

    (a) Definition of Default: Events of Default under the Indenture include the following:

           (i) the failure to pay the principal or Accreted Value (as defined in the Indenture) of any Senior Note when such principal or Accreted Value becomes due and payable, at maturity, upon acceleration, redemption, pursuant to a required offer to purchase or otherwise;

           (ii) a default in the observance or performance of any other covenant or agreement contained in the Senior Notes or the Indenture (other than Events of Default specified in clause (i) above) and such Event of Default continues for a period of 60 days after the Company receives written notice thereof from the Trustee specifying the default and stating that such notice is a "Notice of Default" under the Indenture, or the Company and the Trustee receive such notice from holders of at least 25% in aggregate principal amount of the outstanding Senior Notes;

           (iii) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (as defined in the Indenture) for money borrowed by the Company or any Restricted Subsidiary (as defined in the Indenture) or Permitted Joint Venture (as defined in the Indenture) (or the payment of which is guaranteed by the Company or any Restricted Subsidiary or Permitted Joint Venture), whether such Indebtedness or guarantee now exists, or is created after the date of original issuance of the Senior Notes, which default (A) is caused by a failure to pay when due principal on such Indebtedness within the grace period provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5,000,000 or more;

           (iv) one or more judgments in an aggregate amount in excess of $5,000,000 (unless covered by insurance by a reputable insurer as to which the insurer has acknowledged coverage) being rendered against the Company or any Restricted Subsidiary or Permitted Joint Venture and such judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

           (v) the Company or any Subsidiary (as defined in the Indenture) of the Company or Permitted Joint Venture pursuant to or under or within the meaning of any Bankruptcy Law (as defined in the Indenture):

                (A)   commences a voluntary case or proceeding;

                (B) consents to the entry of an order for relief against it in an involuntary case or proceeding;

                (C) consents to the appointment of a Custodian (as defined in the Indenture) of it or for all or substantially all of its property;

                (D) makes a general assignment for the benefit of its creditors; or

                (E) shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally;

           (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                (A) is for relief against the Company or any Subsidiary or Permitted Joint Venture of the Company in an involuntary case or proceeding,

                (B) appoints a Custodian of the Company, any Subsidiary or Permitted Joint Venture of the Company for all or substantially all of its properties, or


                (C) orders the liquidation of the Company, any Subsidiary or Permitted Joint Venture of the Company,

     and in each case the order or decree remains unstayed and in effect for 60 days; or

           (vii) any holder of at least $5,000,000 in aggregate principal amount of Indebtedness of the Company, any Restricted Subsidiary or Permitted Joint Venture shall foreclose upon assets of the Company or any Restricted Subsidiary or Permitted Joint Venture having an aggregate fair market value, individually or in the aggregate, of at least $5,000,000 or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure.

     The Indenture contains no provisions relating to the withholding of notice to holders of Senior Notes of an Event of Default.

    (b)  Authentication and Delivery;  Application of Proceeds.

     The Indenture provides that, upon a written order of the Company signed by two Officers (as defined in the Indenture), the Trustee shall authenticate Senior Notes for original issue up to $212,908,624. The Senior Notes will be signed for the Company by two Officers of the Company. A Senior Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Senior Note has been authenticated under the Indenture.

     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Senior Notes. An authenticating agent may authenticate Senior Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as the Trustee to deal with the Company or an Affiliate (as defined in the Indenture). (Section 2.02)

     The Senior Notes will be issued in exchange for claims against the Company or its affiliates as provided in the Plan, and accordingly, the issuance of the Senior Notes will not result in proceeds to the Company.

    (c)  Release and Substitution  of  Property  Subject  to  the  Lien  of the
    Indenture:  Not Applicable.

    (d)  Satisfaction and Discharge.

     The Company may terminate its obligations under the Indenture when all outstanding Senior Notes theretofore authenticated and issued have been delivered to the Trustee for cancellation. In addition, the Company shall be discharged from its obligations with respect to the Senior Notes (except with respect to (A) the rights of the holders of the Senior Notes to receive, from the trust fund described in Section 8.01(b) of the Indenture, payment of the Accreted Value of, and the interest, if any, on such Senior Notes when such payments are due, (B) the Company's obligations under Sections 2.05, 2.06, 2.07, 2.08, 4.01, 4.02 and 7.08 of the Indenture and (C) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture) when the Company deposits with the Trustee, in trust, (i) cash, (ii) U.S. Government Obligations (as defined in the Indenture) which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all the Accreted Value of and interest, if any, on the Senior Notes on the dates such payments are due in accordance with the terms of the Senior Notes, or (iii) a combination of cash and such U.S. Government Obligations. (Section 8.02)

    (e)  Evidence of Compliance.

     The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company, a certificate signed by two Officers of the Company (one of whom must be the principal executive, financial or accounting officer of the Company), stating that a review of the activities of the Company during the preceding fiscal year has been made and, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Defaults of which he or she may have knowledge and the status thereof).

     The Company shall, as long as any of the Senior Notes are outstanding, notify the Trustee within 10 days of any event which is, or after notice or lapse of time or both, would become, an Event of Default, such notification specifying such Default or Event of Default and the status thereof.

9. OTHER OBLIGORS. GIVE THE NAME AND COMPLETE MAILING ADDRESS OF ANY PERSON, OTHER THAN THE APPLICANT, WHO IS AN OBLIGOR UPON THE INDENTURE SECURITIES.

     There are no other obligors with respect to the Senior Notes.

CONTENTS OF AMENDMENT NO. 1 TO APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     a.   Pages numbered 1 to 12, consecutively.

     b. The statement of eligibility and qualification of the trustee under the Indenture to be qualified.*

     c. The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.



                       Exhibit T3A1            Amended  and  Restated  Certificate  of Incorporation of the
                                               Company, incorporated by reference to Exhibit  3.1 to applicant's
                                               Quarterly Report on Form 10-Q for September 30, 1995*
                       Exhibit T3A2            Proposed  Certificate  Amending  the  Amended  and  Restated
                                               Certificate of Incorporation of the Company*
                       Exhibit T3B             Amended and Restated By-Laws of the Company, incorporated by reference  to Exhibit 3.2 to applicant's Quarterly Report on Form
                                               10-Q for September 30, 1995*
                       Exhibit T3C             Form of Indenture
                       Exhibit T3E1            Disclosure  Statement  for  Joint Reorganization Plan of CAI
                                               Wireless Systems, Inc. and Philadelphia  Choice  Television, Inc.
                                               dated  June 30, 1998, as filed with the United States  Bankruptcy
                                               Court for  the District of Delaware, incorporated by reference to
                                               Exhibit 99.1 to applicant's Current Report on Form 8-K dated July
                                               1, 1998*
                       Exhibit T3E2            Disclosure  Statement  Supplement dated as of July 15, 1998, incorporated by reference to  Exhibit 99.1 to applicant's Current
                                               Report on Form 8-K dated July 16, 1998.*
                       Exhibit T3E3            Joint  Reorganization Plan of CAI Wireless Systems, Inc. and
                                               Philadelphia  Choice  Television,  Inc.  dated  June 30, 1998, as modified on September 9, 1998*
                       Exhibit T3E4            Notice  of  (i)  Commencement  of  Cases under Chapter 11 of
                                               Bankruptcy  Code,  Meeting of Creditors and  Fixing  Dates,  (ii)
                                               hearings on (a) adequacy of Disclosure Statements and Prepetition
                                               Solicitation  Procedures   and  (b)  confirmation  of  the  Joint
                                               Reorganization Plan dated June  30, 1998 of CAI Wireless Systems,
                                               Inc. and Philadelphia Choice Television,  Inc.  and (iii) Sale of
                                               MDU  Assets  Free  and  Clear  of  Liens,  Claims, Interests  and
                                               Encumbrances under 11 U.S.C. <section><section> 105, 363 and 365
                       Exhibit T3E5            Form  of  Ballot  distributed to holders of Old Senior Notes for voting on Joint Reorganization  Plan  dated  June  30,  1998, submitted  by  CAI Wireless Systems, Inc. and Philadelphia Choice
                                               Television, Inc.*
                       Exhibit T3E6            Letter  dated  June  29,  1998  from  Jared  E.  Abbruzzese,
                                               Chairman  and Chief Executive Officer of applicant to holders  of
                                               Old Senior Notes*
                       Exhibit T3F             Cross  Reference Sheet showing the location in the Indenture of  the provisions  inserted  therein  pursuant  to  Section  310 through  318(a),  inclusive,  of  the Trust Indenture Act of 1939
                                               (included in Exhibit T3C hereof)


*Previously filed.

                               SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, CAI Wireless Systems, Inc., a corporation organized and existing under the laws of the State of Connecticut, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Albany, and State of New York, on the 8th day of October, 1998.

                                     CAI WIRELESS SYSTEMS, INC.

   [SEAL]
                                     BY: /S/ JARED E.ABBRUZZESE
                                     Name: Jared E. Abbruzzese
                                     Title:  Chief Executive Officer

   Attest:

   /s/ Sabino Rodriguez III

   Name: Sabino Rodriguez III
   Title: Assistant Secretary